UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October, 2025

Commission File Number 001-10306

NatWest Group plc

250 Bishopsgate,
London, EC2M 4AA
United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NatWest Group plc
22 October 2025

Notice of Redemption

NatWest Group plc (the "Company")

The Company hereby gives notice to holders of the $1,500,000,000 7.472% Senior Callable Fixed-to-Fixed Reset Rate Notes due 2026 issued by the Company pursuant to the Amended and Restated Indenture dated 13 December 2017 as amended and supplemented by the Tenth Supplemental Indenture dated 10 November 2022 (together, the "Indenture") (ISIN: US639057AG33; CUSIP: 639057AG3) (the "Notes") of the upcoming redemption of all of the outstanding Notes on 10 November 2025. The amount currently outstanding of the Notes is $1,500,000,000.

The Company has elected to redeem the Notes on 10 November 2025 in accordance with the Indenture. The Notes are being redeemed pursuant to Section 11.09 of the Indenture.

To view the notice, please click on the link below.

http://www.rns-pdf.londonstockexchange.com/rns/3966E_1-2025-10-22.pdf

For further information, please contact:

Scott Forrest
Head of NatWest Treasury DCM
Tel: +44 (0)7747 455969

Legal Entity Identifier
NatWest Group plc	2138005O9XJIJN4JPN90

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NatWest Group plc (Registrant)

Date:	22 October 2025	By:	/s/ Mark Stevens

		Name:	Mark Stevens
		Title:	Assistant Secretary